SECURITIES AND EXCHANGE COMMISSION
                       	Washington, D.C. 20549

	                               FORM 15

      	Certification and Notice of Termination of Registration under
         	Section 12(g) of the Securities Exchange Act of 1934 or
      	Suspension of Duty to File Reports Under Sections 13 and 15(d)
                  	of the Securities Exchange Act of 1934
				     		                            Commission File Number  0-16970   .

                            	Stockton Savings
                        	Tax Deferred 401(k) Plan
           	(Exact name of registrant as specified in its charter)

                           	Temple-Inland Inc.,
                        	as successor by merger to
                   	California Financial Holding Company
                         	303 South Temple Drive
                          	Diboll, Texas 75941
                              	409-829-5511
            	(Address, including zip code, and telephone number,
	                  including area code, of registrant's
                      	principal executive offices)

           	200,000 shares of California Financial Holding Company
                  	Common Stock, par value $0.01 per share,
            	and an Indeterminate Amount of Interests in the Plan (Title of each class of securities covered by this Form)

                           	None, for this Plan
             	(Titles of all other classes of securities
                  	for which a duty to file reports
                	under section 13(a) or 15(d) remains)

	Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          	Rule 12g-4(a)(1)(i)  [ ]		Rule 12h-3(b)(1)(ii) [ ]
          	Rule 12g-4(a)(1)(ii) [ ]		Rule 12h-3(b)(2)(i)  [ ]
          	Rule 12g-4(a)(2)(i)  [ ]		Rule 12h-3(b)(2)(ii) [ ]
          	Rule 12g-4(a)(2)(ii) [ ]		Rule 15d-6           [x]
          	Rule 12h-3(b)(1)(i)  [ ]

	Approximate number of holders of record as of the certification or notice date: None

	Pursuant to the requirements of the Securities Exchange Act of 1934 Temple-Inland Inc., as successor by merger to California Financial Holding Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    June 26, 1998                    		BY: /s/ M. Richard Warner
                                             							M. Richard Warner,
                                             							Vice President